Trombly Business Law

1320 Centre Street, Suite 202

Newton, MA 02459

Telephone (617) 243-0060

Facsimile (309) 406-1426

Amy M. Trombly, Esq.

                     amy@tromblybusinesslaw.com

August 14, 2006

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4561

Washington, DC  20549

Attn:

Ms. Maryse Mills-Apenteng

Re:

First Source Data, Inc.

Registration Statement on Form SB-2

Filed on June 28, 2006

File Number: 333-131621

Dear Ms. Mills-Apenteng:

I am securities counsel for First Source Data, Inc. (the “Company”).  I enclose for filing under the Securities Act of 1933, as amended, Amendment No. 3 to the Form SB-2 Registration Statement, File No. 333-131621, together with certain exhibits thereto (the “Registration Statement”).

Amendment No. 3 to the Registration Statement contains revisions that have been made in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) in their letter dated July 26, 2006.

Set forth below are the Company’s responses to the Staff’s comments.  The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

General

Comment 1.

We reissue prior comment 1 of our initial letter dated May 18, 2006. Rule 310 of Regulation S-T requires that your amended filings include a copy marked to show where changes were made. To date, we have not received marked copies of your filings. Please advise.

Response 1.

The Company will comply with the Staff’s comment. The Company sent a marked-up copy of Amendment No. 2 to the Form SB-2 by overnight courier on July 5, 2006 via Federal Express. Federal Express indicates on its website that the package (tracking #857397095311) was received at the Securities and Exchange Commission by T. Crawford on July 6, 2006.

Trombly Business Law

1320 Centre Street, Suite 202

Newton, MA 02459

Telephone (617) 243-0060

Facsimile (309) 406-1426

Cover Page

Comment 2.

Please refer to prior comments 5 and 6 of our letter dated May 18, 2006 as well as prior comment 3 of our initial letter dated March 2, 2006. We note that you have removed from the cover page the price range of between $0.10 and $0.40 per share and have replaced it with a statement that selling shareholders “will sell shares of our common stock at prevailing market prices or privately negotiated prices” We reissue prior comment 3 in our initial letter dated March 2, 2006. Because there is no existing market for your securities, it is not appropriate to state that the selling stockholders will sell shares “at prevailing market prices . . .” As we indicated previously, Schedule A of the Securities Act and Item 501(a)(9)(iv) of Regulation S-B require that you indicate a price, price range, or method to be used to calculate the price. Please revise the cover page to disclose a price, a price range or a process by which the pricing will be set. Because you state that you intend to seek quotation on the OTC Bulletin Board, you may add cover page language saying: “The selling shareholders will sell at a price of $X (or a range) per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.” Please revise accordingly.

Response 2.

The Company has made the revision requested by the Staff.

Comment 3.

Ensure that your disclosure in the section titled Determination of Offering Price is consistent with the disclosure on the cover page and with prior comments 5 and 6, which relate to that section. This section should begin with a discussion of how you determined the price or price range stated on the cover page. Also, in setting the price or price range, please revise the discussion in the last paragraph of this section for consistency.

Response 3.

The Company has made the revision requested by the Staff.

Competition, page 22

Comment 4.

The revised disclosure appears to refer to an inception date of June 27, 2006. Please revise to clarify the reference to June 27, 2006.

Response 4.

The Company has made the revision requested by the Staff.

Exhibits

Comment 5.

Although your amended filing lists the Form of Share Subscription Agreement entered into with each of the selling shareholders as having been filed with the amendment as Exhibit 10.11, we were unable to locate the exhibit itself. Please advise.

Response 5.

The Company has now included the Form of Share Subscription Agreement, previously omitted, as Exhibit 10.13 in its amended filing.

Comment 6.

Please refer to prior comment 15 of our letter dated May 18, 2006. We note your response that you do not have a written agreement with either of Messrs. Lavallee or Diatchine, both of whom are listed in the selling shareholder table, but that you “retained

Trombly Business Law

1320 Centre Street, Suite 202

Newton, MA 02459

Telephone (617) 243-0060

Facsimile (309) 406-1426

their services by oral communication.” To the extent the oral communication constituted an oral contract or arrangement, you should summarize the arrangement in a writing and file the written description of the arrangement as an exhibit to the registration statement. See the Corporation Finance Manual of Publicly Available Telephone Interpretations I.85., available on our website.

Response 6.

The Company has included summaries of its oral agreements with Mr. Diatchine and Mr.

Lavallee as Exhibits 10.1 and 10.3 respectively.

Comment 7.

With regard to Mr. Diatchine, we note your response that he provided services “during the initial stages of the Company.” If you had an oral contract or arrangement with Mr. Diatchine that was entered into within two years prior to the filing of the initial registration statement, a written description of that arrangement should also be filed. See Item 601(b)(10) of Regulation S-B.

Response 7.

The Company has filed a written summary of its oral contract with Mr. Diatchine as Exhibit 10.1.

If you have further questions or comments, please feel free to contact us.  We are happy to cooperate in any way we can.

Regards,

/s/ Amy M. Trombly

Amy M. Trombly

Counsel for First Source Data, Inc.

cc:

First Source Data, Inc.